

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

August 12, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL

August 12, 2003

To Whom It May Concern:

03 AUG 22 7:21

UFJ Holdings, Inc.

Financial Information for the 1st Quarter of the Fiscal Year ending March 31, 2004

UFJ Holdings, Inc. today reported the company's financial information for the first quarter (from April 1, 2003 to June 30, 2003) of the fiscal year ending March 31, 2004. For this quarter period, due to steady performance of each business line and over Yen 130 billion of gains on sales of bonds, UFJ Holdings reported Yen 261.3 billion of Business Profit and Yen 132.2 billion of Net Income. The following figures are unaudited.

UFJ HOLDINGS

1. INCOME FOR THE 1ST QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2004 (Combined)

Billions of yen

	Fiscal Year 3/2004 1st Quarter	Fiscal Year 3/2004 (Plan)	Fiscal Year 3/2003 (Actual)
Business Profit Before Net Transfer to General Reserve	261.3	725.0	778.9
Ordinary Profit (Loss)	135.9	165.0	(699.7)
Net Income (Loss)	132.2	130.0	(625.6)

Credit-related Expenses	(71.1)	(445.0)	(752.1)

Notes

1. Income for this quarter period was calculated through the simplified procedures based on the criteria for making financilal results for the six months period. In the process of simplification, the company paid enough attention to avoid misjudgment of investors and other stakeholders.
   For the calculation of reserve, expected loss ratio used in last fiscal year was applied.
2. Figures of Fiscal Year 3/2004 (Plan) were announced on May 26, 2003.

2. PROBLEM LOANS UNDER FINANCIAL REVITALIZATION LAW (Combined)

Billions of yen

	June 30, 2003	March 31, 2003	September 30, 2002
Bankrupt / Quasi-bankrupt	408.5	419.5	480.6
Doubtful	1,254.9	1,208.0	1,893.0
Sub-standard	2,324.3	2,535.9	2,644.3
Total	3,987.8	4,163.5	5,018.0

Notes

1. Figures as of June 30, 2003 are classified into the categories defined in Article 4 of "Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems". The figures are compiled in the same aggregation process in account settlement (including the interim account) and fully reflect the outcome of the self-assessment as of June 30, 2003. Above figures are presented net of direct write-offs.
2. Claims which are not classified as Sub-standard claims on Sub-standard borrowers as of June 30, 2003 are Yen 1,191.7 billion.

3. BIS RISK ADJUSTED CAPITAL RATIO (Consolidated)

	Sept. 30, 2003 (Forecast)	Mar. 31, 2003 (Actual)
(1) Capital Ratio	10.5 - 11.0%	9.96 %
(2) Tier I Ratio	5.5 - 6.0%	5.52 %

Note: Above forecasts may be revised in response to the change in business environment.

4. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Combined)

Billions of yen

		June 30, 2003	Mar. 31, 2003	Sept. 30, 2002
Domestic Individual Deposits		26,862.8	26,582.4	26,673.1
	Demand Deposits	14,624.7	14,178.0	13,642.5
	Time Deposits	11,831.6	12,032.0	12,691.2
Domestic Corporate Deposits		16,907.6	17,680.2	15,857.6
	Demand Deposits	11,746.7	12,590.0	10,531.3
	Time Deposits	4,113.3	4,092.5	4,279.2
Other Domestic Deposits		3,299.7	2,997.9	2,613.9
	Demand Deposits	1,705.0	1,484.1	1,225.5
	Time Deposits	351.1	298.1	272.5
Trust Principal		1,918.0	2,006.1	2,169.0
	Domestic Individuals	1,044.8	1,125.3	1,320.1
	Domestic Corporations	873.1	880.7	848.9

		June 30, 2003	Mar. 31, 2003	Sept. 30, 2002
Domestic Loans		38,813.8	41,451.7	40,695.9
	Banking Account	37,890.0	40,478.8	39,624.4
	Trust Account	923.7	972.9	1,071.5

Notes:

1. The above figures are calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility]).
2. Other Domestic Deposits includes public money from local governments and deposits from financial institutions.
3. Demand Deposits = Current Deposits + Ordinary Deposits + Deposits at Notice
   Time Deposits = Time Deposits + Periodical Deposits
4. "Trust Principal" is the total of Jointly Operated Designated Money Trusts and Loan Trusts whose principal is indemnified.

UFJ BANK

1. INCOME FOR THE 1ST QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2004 (Combined)

Billions of yen

	Fiscal Year 3/2004 1st Quarter		Fiscal Year 3/2004 (Plan)		Fiscal Year 3/2003 (Actual)	
		UFJ Bank*		UFJ Bank		UFJ Bank
Business Profit Before Net Transfer to General Reserve	247.3	251.6	640.0	640.0	676.9	676.8
Ordinary Profit (Loss)	131.8	168.9	150.0	210.0	(585.6)	584.1
Net Income (Loss)	129.7	164.9	120.0	180.0	(545.0)	543.9

Credit-related Expenses	(67.0)	(45.0)	(410.0)	(350.0)	(688.6)	(688.9)

*"UFJ Bank": excluding two subsidiaries (UFJ Strategic Partner Co., Ltd. and UFJ Equity Investments Co., Ltd.)

Notes

1. Income for this quarter period was calculated through the simplified procedures based on the criteria for making financilal results for the six months period. In the process of simplification, the company paid enough attention to avoid misjudgment of investors and other stakeholders.
   For the calculation of reserve, expected loss ratio used in last fiscal year was applied.
2. Figures of Fiscal Year 3/2004 (Plan) were announced on May 26, 2003.

2. PROBLEM LOANS UNDER FINANCIAL REVITALIZATION LAW (Combined)

Billions of yen

	June 30, 2003		March 31, 2003		September 30, 2002	
		UFJ Bank		UFJ Bank		UFJ Bank
Bankrupt / Quasi-bankrupt	366.7	296.5	360.7	288.6	412.8	412.8
Doubtful	1,209.7	1,090.7	1,161.0	1,031.2	1,829.8	1,829.8
Sub-standard	1,956.1	1,920.8	2,133.2	2,082.3	2,214.4	2,214.4
Total	3,532.6	3,308.1	3,654.9	3,402.2	4,457.2	4,457.2

Notes

1. Figures as of June 30, 2003 are classified into the categories defined in Article 4 of "Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems". The figures are compiled in the same aggregation process in account settlement (including the interim account) and fully reflect the outcome of the self-assessment as of June 30, 2003. Above figures are presented net of direct write-offs.
2. Claims which are not classified as Sub-standard claims on Sub-standard borrowers as of June 30, 2003 are Yen 1,111.8 billion (UFJ Bank: Yen 1,111.4 billion).

3. BIS RISK ADJUSTED CAPITAL RATIO (Consolidated)

	Sept. 30, 2003 (Forecast)	Mar. 31, 2003 (Actual)
(1) Capital Ratio	10.5 - 11.0%	10.05 %
(2) Tier I Ratio	5.5 - 6.0%	5.39 %

Note: Above forecasts may be revised in response to the change in business environment.

4. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Combined)

Billions of yen

	June 30, 2003	Mar. 31, 2003	Sept. 30, 2002
Domestic Individual Deposits	24,579.2	24,254.7	24,364.2
Demand Deposits	14,228.9	13,781.4	13,267.9
Time Deposits	9,953.3	10,110.5	10,767.4
Domestic Corporate Deposits	15,902.9	16,832.9	15,060.5
Demand Deposits	11,258.6	12,184.4	10,180.4
Time Deposits	3,610.1	3,659.8	3,854.9
Other Domestic Deposits	3,236.0	2,858.8	2,566.1
Demand Deposits	1,692.8	1,475.3	1,211.1
Time Deposits	305.6	174.7	245.1

Domestic Loans	35,109.2	37,453.4	36,570.1
UFJ Bank	34,882.6	37,194.3	36,570.1

Notes:

1. The above figures are calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility]).
2. Other Domestic Deposits includes public money from local governments and deposits from financial institutions.
3. Demand Deposits = Current Deposits + Ordinary Deposits + Deposits at Notice
   Time Deposits = Time Deposits + Periodical Deposits

UFJ TRUST BANK

1. INCOME FOR THE 1ST QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2004 (Non-Consolidated)

Billions of yen

	Fiscal Year 3/2004 1st Quarter	Fiscal Year 3/2004 (Plan)	Fiscal Year 3/2003 (Actual)
Business Profit Before Net Transfer to General Reserve	14.0	85.0	102.0
Ordinary Profit (Loss)	4.0	15.0	(114.0)
Net Income (Loss)	2.5	10.0	(80.6)
Trust Fees (before write-off)	10.4		77.4
Credit-related Expenses	(4.1)	(35.0)	(63.5)

Notes

1. Income for this quarter period was calculated through the simplified procedures based on the criteria for making financilal results for the six months period. In the process of simplification, the company paid enough attention to avoid misjudgment of investors and other stakeholders.
   For the calculation of reserve, expected loss ratio used in last fiscal year was applied.
2. Figures of Fiscal Year 3/2004 (Plan) were announced on May 26, 2003.
3. Business Profit Before Net Transfert to General Reserve includes Trust Fees (before write-off). Trust Fees (before write-off) and Business Profit Before Net Transfer to General Reserve for 1st and 3rd Quarter of the fiscal year are smaller than those for 2nd and 4th Quarter, because the account dates of most trust accounts are in September and/or March.

2. PROBLEM LOANS UNDER FINANCIAL REVITALIZATION LAW (Non-Consolidated)

Billions of yen

	June 30, 2003	March 31, 2003	September 30, 2002
Banking Account	22.5	40.0	33.7
Trust Account	19.2	18.7	33.9
Bankrupt /Quasi-bankrupt	41.7	58.7	67.7
Banking Account	32.6	31.6	40.8
Trust Account	12.5	15.3	22.3
Doubtful	45.1	47.0	63.1
Banking Account	333.1	358.1	376.7
Trust Account	35.0	44.6	53.2
Sub-standard	368.2	402.7	429.9
Banking Account	388.2	429.7	451.3
Trust Account	66.9	78.7	109.5
Total	455.1	508.5	560.8

Notes

1. Figures as of June 30, 2003 are classified into the categories defined in Article 4 of "Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems". The figures are compiled in the same aggregation process in account settlement (including the interim account) and fully reflect the outcome of the self-assessment as of June 30, 2003. Above figures are presented net of direct write-offs.
2. Claims which are not classified as Sub-standard claims on Sub-standard borrowers as of June 30, 2003 are Yen 79.9 billion (Banking Account: Yen 70.4 billion, Trust Account: Yen 9.4 billion).

3. RISK ADJUSTED CAPITAL RATIO (Consolidated, Domestic Standard))

	Sept. 30, 2003 (Forecast)	Mar. 31, 2003 (Actual)
(1) Capital Ratio	middle of 9%	7.54 %
(2) Tier I Ratio	middle of 6%	4.88 %

Note: Above forecasts may be revised in response to the change in business environment.
While UFJ Trust adopts the domestic standard, the BIS standard is applied to the calculations of the figures given as follows.

	Sept. 30, 2003 (Forecast)	Mar. 31, 2003 (Actual)
(1) Capital Ratio	about 10%	8.14 %
(2) Tier I Ratio	middle of 6%	4.86 %

4. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Non-Consolidated)

Billions of yen

	June 30, 2003	Mar. 31, 2003	Sept. 30, 2002
Domestic Individual Deposits	2,283.6	2,327.6	2,308.9
Demand Deposits	395.7	396.5	374.5
Time Deposits	1,878.2	1,921.5	1,923.8
Domestic Corporate Deposits	1,004.7	847.2	797.1
Demand Deposits	488.0	405.6	350.8
Time Deposits	503.1	432.6	424.2
Other Domestic Deposits	63.7	139.0	47.7
Demand Deposits	12.2	8.8	14.3
Time Deposits	45.5	123.4	27.4
Trust Principal	1,918.0	2,006.1	2,169.0
Domestic Individuals	1,044.8	1,125.3	1,320.1
Domestic Corporations	873.1	880.7	848.9

	June 30, 2003	Mar. 31, 2003	Sept. 30, 2002
Domestic Loans	3,704.5	3,998.3	4,125.8
Banking Account	2,780.8	3,025.4	3,054.2
Trust Account	923.7	972.9	1,071.5

Notes:

1. The above figures are calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility]).
2. Other Domestic Deposits includes public money from local governments and deposits from financial institutions.
3. Demand Deposits = Current Deposits + Ordinary Deposits + Deposits at Notice
   Time Deposits = Time Deposits + Periodical Deposits
4. "Trust Principal" is the total of Jointly Operated Designated Money Trusts and Loan Trusts whose principal is indemnified.